June 12, 2006

Michael Moran, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

         Re:      Tilden Associates, Inc.
                  Form 8-K filed April 19, 2006
                  File No. 0-30754

Dear Mr. Moran:

         With respect to the comments raised in your letter of April 19, 2005, please be advised that Tilden Associates, Inc., has carefully reviewed each comment, and responds as follows.

         1. We note your disclosure that your previous auditor was replaced. Please revise your Form 8-K to state whether the former auditor was dismissed, resigned or declined to stand for re-election. See Regulation S-K Item 304.

                  We have revised the disclosure contained on the Form 8-K/A to reflect that the former Auditor had declined to stand for re-election as the Company's independent accountant.


         2. We note that although the prior auditor was replaced that they continued to provide accounting services after that date. Please revise your Form 8-K to disclose that you continued to utilize the services of the prior auditor after the date that the prior auditor was replaced and that the prior auditor provided an opinion on the most recent financial statement included with your Form 10-K.

                  We have revised the disclosure to be more specific that the former auditor has not provided any attest services to the Company after the notice of determining not to stand for re-election.

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Re:      Tilden Associates, Inc.
--------------------------------
Michael Moran, Branch Chief
United States Securities and Exchange Commission
June 12, 2006
Page 2 of 3



         3. Update your Form 8-K to state whether there were any disagreements with the prior auditor during the two most recent fiscal years and through the date of the auditor's opinion on the financial statements as of December 31, 2005. See Regulation S-K Item 304(a)(1)(iv).

                  We have updated the Form 8-K/A to reflect that there were no disagreements with the prior auditor during the two most recent fiscal years and through the date of the auditor's opinion on the financial statements of December 31, 2005.


         4. Please provide us with more information concerning the nature of the fee dispute with prior auditor. Tell us in more detail whether this disagreement had any impact on the prior auditor in his conduct of his audit and whether this agreement impacted the financial statements.

                  There is no fee dispute with the prior auditor. The inclusion of the statement was made in error and has been removed from the Form 8-K/A.


         5. Disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

                  We have added disclosure to the Form 8-K/A that there has been no disclosure by the prior Auditor on Registrant's financial statements and neither contained an adverse opinion or disclaimer of opinion.


         6. We note that you are required to file a Form 8-K disclosing a change of auditor with four business days. Please tell us what factors caused a delay in the filing of your report on Form 8-K.

                  The Form 8-K was not filed within four business days of the change of auditor due to the late notification by the prior auditor and the necessity of locating a new auditor.

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Re:      Tilden Associates, Inc.
--------------------------------
Michael Moran, Branch Chief
United States Securities and Exchange Commission
June 12, 2006
Page 3 of 3



         7. Please amend your Form 8-K to provide the letter from the prior auditor as required to be filed under exhibit 16.

                  We have included Exhibit 16.1 from the former auditor as required.

         We have addressed each of your comments in this response. We are also attaching a copy of the amended Form 8-K/A with this correspondence for your review.

                                                Very truly yours,



                                                /s/ ROBERT BASKIND
                                                ---------------------------
                                                Robert Baskind
                                                President